                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2007

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-128225 and Form S-8 Registration Statements
File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

1.   Press release re Bezeq International Gains by MTS' Interconnect Billing,
     dated January 9, 2007.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                               (Registrant)

                                               By: /s/ Eytan Bar
                                               -----------------
                                               Eytan Bar
                                               President and
                                               Chief Executive Officer

Date: January 9, 2007

             BEZEQ INTERNATIONAL GAINS BY MTS' INTERCONNECT BILLING

    - LARGEST CARRIER IN ISRAEL USING THE MTS INTERCONNECT BILLING SOLUTION
               TO MANAGE ITS INTERCONNECT PARTNER RELATIONSHIPS -

RA'ANANA, ISRAEL - JANUARY 9, 2007 - MTS - MER TELEMANAGEMENT SOLUTIONS LTD.
(NASDAQ CAPITAL MARKET: MTSL), a global provider of operations support systems
(OSS) and customer care and billing (CC&B) solutions, announced that Bezeq
International, a subsidiary of Bezeq, the largest telecommunications carrier in
Israel, has been using MTS' interconnect billing solution to manage its interconnect partner relationships.

Mrs. Osnat Cohen the Manager of Internal Applications of Bezeq International
stated: "Bezeq International determined that it required an Interconnect Billing solution that would support its increasing business growth. We conducted an extensive search and analysis of the various systems available and chose the
MTS' interconnect solution because it fully addresses our current and future needs, and also because of its superior technology and future forward innovations. The MTS interconnect billing solution allows us to manage all our interconnect partners and agreements; handle all the daily activities, providing for the fast and accurate reconciliation of accounts with our worldwide partners. Using the MTS interconnect billing solution, we have reduced our operational expenses while increasing our data integrity, providing us a platform to improve relationships with our partners and leverage our business opportunities." Mr. Nissan Arie, V.P Global Businesses further added, "The MTS interconnect billing solution has increased our revenue by creating a new wholesale business of providing interconnect services to other service providers across the globe."

The interconnect billing solution is able to manage an unlimited number of contracts according to flexible and dynamically defined rating schemes. The MTS solution enables a carrier to manage its relationships with interconnect partners, from documenting and monitoring contracts to supporting all types of agreements, including hubbing, wholesale, bilateral, transit and custom agreements. This sophisticated system combines streamlining the entire invoicing process with the automation of such processes as destination rate loading, hubbing and wholesale rate determination and partner transaction reconciliation.

Eytan Bar, President and Chief Executive Officer of MTS commented: "The determination by Bezeq International to utilize our solution reflects the increased demand we are seeing for our billing solutions from carriers and service providers around the world who recognize the strength and advantage of the MTS billing platforms. Our solutions are modular in design, accommodating the needs of all carriers and service providers regardless of size. A significant advantage of the MTS interconnect billing solution is its automatic resolution capability, which enables carriers and service providers to troubleshoot issues associated with "leakage" and/or faulty billing discrepancies, which have been major problems in the past."

The MTS interconnect billing solution can be installed as part of a converged solution or as a standalone module.

ABOUT MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems used by information and telecommunication service providers. MTS' TEM solutions assist and empower thousands of enterprises and organizations to make smarter choices with their telecom dollars at each stage of the service lifecycle including, allocation of cost, proactive budget control, fraud detection, processing of payments, forecasting spending, and more. Our solutions support our clients on an ongoing basis with both sophisticated software applications and a variety of managed services relationship models.

MTS' converged solutions for Information and Telecommunication Service Providers
are successfully implemented worldwide by wireless, VoIP, IPTV, and content service providers. Our converged solutions include charging and invoicing customers, interconnect billing, and partner revenue management using pre-pay and post-pay schemes. MTS pre-configured solutions are easily implemented and are sold at competitive prices.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, Holland, and Brazil, and through
OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ Capital Market (symbol MTSL).

For more information please visit the MTS web site: www.mtsint.com

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS
THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO,
RISKS IN PRODUCT DEVELOPMENT PLANS AND SCHEDULES, RAPID TECHNOLOGICAL CHANGE,
CHANGES AND DELAYS IN PRODUCT APPROVAL AND INTRODUCTION, CUSTOMER ACCEPTANCE OF
NEW PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE,
THE LENGTHY SALES CYCLE, PROPRIETARY RIGHTS OF THE COMPANY AND ITS COMPETITORS,
RISK OF OPERATIONS IN ISRAEL, GOVERNMENT REGULATIONS, DEPENDENCE ON THIRD
PARTIES TO MANUFACTURE PRODUCTS, GENERAL ECONOMIC CONDITIONS AND OTHER RISK
FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Mr. Shlomi Hagai
Corporate COO & CFO
MTS - MER Telemanagement Solutions
Tel: +972-9762-1733
Email: Shlomi.Hagai@mtsint.com